Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES ANNOUNCES CLOSURE OF TWO TISSUE PAPER MACHINES LOCATED IN THE GREATER TORONTO AREA

Kingsey Falls, QC, February 28, 2019 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, announces the definitive closure of its tissue paper machines located in Whitby and Scarborough (Progress Avenue) in Ontario.

The leases for these two plants expire on August 27, 2019 and will not be renewed. The end date of the production remains to be determined. In total, the sites produce 44,000 tonnes of tissue paper annually and employ 68 workers.

"Today, we are announcing the closure of two paper machines in Ontario. Their unprofitability and the current market conditions have convinced us that it is better to source externally to supply our needs. It is important to note that this decision will have no impact on our ability to serve our customers, "said Jean Jobin, President and Chief Operating Officer of Cascades Tissue Group.

Over the coming months, the company will try to relocate as many of its employees as possible to its other business units located in the region. Those employees who cannot or do not wish to be reassigned to the Company’s other factories will be accompanied in their efforts to find new employment.

Cascades sincerely thanks its employees for their loyalty, dedication and commitment to an orderly closure of the Whitby and Scarborough operations, and will work with them to minimize the impact of these closures.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

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